                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 11-K

[ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1996.

or

[  ]    Transition report pursuant to Section 15(d) of the Securities Exchange
        Act of 1934
        For the transition period from             to              .


                  THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
                                  90 Park Ave.
                                   26th Floor
                               New York, NY 10022
                         (Full name and address of plan)

                         Commission File Number: 1-4715

                             THE WARNACO GROUP, INC.
                         (Name of issuer of securities)

                             The Warnaco Group, Inc.
                                  90 Park Ave.
                               New York, NY 10022
         (Address of principal executive offices, including zip code)

                         Copies of all communication to:

                             The Warnaco Group, Inc.
                                  90 Park Ave.
                                   26th Floor
                               New York, NY 10022
                    Attn. Vice President and General Counsel

                                  INTRODUCTION

The Warnaco Group, Inc., a Delaware Corporation, has established The Warnaco Group, Inc. Employee Savings Plan (the "Plan"). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

                              REQUIRED INFORMATION

FINANCIAL STATEMENTS AND EXHIBITS

        (a) Financial Statements: These documents are listed in the Index to Financial Statements.

        (b)    Exhibits:

               (1)    Consent of Independent Accountants.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, The Warnaco Group, Inc. as Plan Administrator has duly caused this Annual Report on Form 11-K for the period ended December 31, 1996 to be signed on its behalf by the undersigned thereunto duly authorized.

                                                THE WARNACO GROUP, INC.
                                                EMPLOYEE SAVINGS PLAN

DATE: June 30, 1997                         By:/s/WILLIAM S. FINKELSTEIN
                                               -------------------------
                                               William S. Finkelstein
                                               Senior Vice President and
                                               Chief Financial Officer of
                                               The Warnaco Group, Inc.

                          INDEX TO FINANCIAL STATEMENTS

Report of  Independent Accountants....................................................1
Statement of Net Assets Available for Benefits........................................2
Statement of Changes in Net Assets Available for Benefits.............................3
Notes to Financial Statements......................................................4-10

Supplemental Schedules

                                                                                  Schedule

Schedule of Assets Held for Investment Purposes.......................................I
Schedule of Reportable Transactions..................................................II

Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                                                [Letterhead of Price Waterhouse]


                                                              [Logo]


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of The Warnaco Group, Inc. Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Warnaco Group, Inc. Employee Savings Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for benefits for the periods ended January 1, 1996 to December 31, 1996 and July 1, 1995 to December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Schedules I and II have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP
New York, New York
June 26, 1997

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (in thousands of dollars)
--------------------------------------------------------------------------------

                                                                           December 31,
                                                                      1996            1995
                                                                      ----            ----
Assets:

Investments at contract value:
        Travelers Fixed Income Fund                               $   10,740      $   13,623

Investments at fair value:
        Merrill Lynch Global Allocation Fund                           4,331           3,807
        Merrill Lynch Growth Fund for Investment & Retirement          3,975           2,592
        Merrill Lynch Institutional Fund                               3,459           3,822
        Merrill Lynch Equity Index Trust                               4,376           3,495
        The Warnaco Group, Inc. Common Stock Fund                      2,029           1,624
        Cash and Distribution Account                                    (11)             11
                                                                  ----------      ----------

                                                                      18,159          15,351

        Net assets available for benefits                         $   28,899      $   28,974
                                                                  ==========      ==========



                 The accompanying notes are an integral part of
                           these financial statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)
--------------------------------------------------------------------------------

                                                                         For the period
                                                                    Jan 1 to       July 1 to
                                                                  Dec 31, 1996   Dec 31, 1995
                                                                  ------------   ------------

Additions to net assets attributed to:
        Employee contributions                                    $    3,188      $    1,396
        Employer contributions                                           341             108
        Interest and dividend income                                   1,669           1,082
        Net appreciation in fair value of investments                  1,729             740
                                                                  ----------      ----------

        Total additions                                                6,927           3,326

Deductions from net assets attributed to:
        Benefit payments and participant withdrawals                   6,886           2,268
        Administrative fees                                              116               9
                                                                  ----------      ----------

        Total deductions                                               7,002           2,277
                                                                  ----------      ----------

Transfer from Warnaco Employee Savings Plan
 and Olga Company Employee Profit Sharing Plan                             -          27,925
                                                                  ----------      ----------


(Decrease) increase in net assets available for benefits                 (75)         28,974

Net assets available for benefits:
   Beginning of period                                                28,974               -
                                                                  ----------      ----------

   End of period                                                  $   28,899      $   28,974
                                                                  ==========      ==========



                 The accompanying notes are an integral part of
                           these financial statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.      DESCRIPTION OF PLAN

The following description of The Warnaco Group, Inc. Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement (the "Agreement") for a complete description of the Plan's provisions.

General

Effective July 1, 1995 the Olga Company Employee Profit Sharing Plan and the Warnaco Employee Savings Plan merged to form The Warnaco Group, Inc. Employee Savings Plan. This transaction had no impact on participants' existing account balances.

The Plan is a defined contribution plan which covers all domestic, non-union, full-time employees over age 21 of The Warnaco Group, Inc. and its subsidiaries (the "Company") who have completed six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Savings Plan Committee, which is appointed by the Board of Directors of the Company, serves without compensation and is responsible for the general administration of the Plan and makes the final determination as to all questions arising in connection with the interpretation, application and administration of the Plan. Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") serves as trustee, investment manager, and administrative service provider of the Plan.

Contributions

Participants may elect to contribute a portion (in whole percentages from 1% to 6%) of their compensation to the Plan as a pre-tax deferral ("deferral account"). Participants may make additional after-tax contributions to the Plan of up to ten percent (10%) of eligible compensation. The Company matches contributions to the Plan equal to 15% (such contributions are solely invested in the Company's common stock fund) of a participant's contributions up to 6% of eligible compensation. Section 401(k) of the Internal Revenue Code (the "Code") and the Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals. All employees were limited to a maximum contribution of $9,500 in 1996 and $9,240 in 1995 by Code Section 402(g). If any participant's compensation deferrals for a year exceed the maximum allowable for that year, the excess amount may be returned to the participant as taxable compensation. The Plan also allows participants to rollover contributions from other qualified plans into the Plan.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Participants' Accounts

Each participant's account consists of (a) participant contributions (may include both before tax and after tax contributions); (b) the participant's share of Company matching contributions; and (c) investment earnings (losses). The income of the Plan together with any unrealized appreciation (depreciation) in the Plan's investments is added to (subtracted from) a participant's account balance in the proportion that the participant's account balance bears to the total of all participants' account balances.

Vesting

Participants in the Plan are fully vested in their contributions at all times. Participants vest in their share of Company matching contributions and earnings thereon over a four year period. Participants who were employed by the Company from July 1, 1995 through December 31, 1995 are deemed to have completed one year of service on December 31, 1995.

Retirement age

Normal retirement age is 65.

Investment options

Each participant directs the investment of their account balance into six investment options as follows:

        Travelers Group Annuity Contract: The fund invests in Guaranteed Investment Contracts ("GICs") issued by Travelers Inc. The fund also invests in high quality money market securities. Income is declared and reinvested monthly. Although the fund purchases investments denominated as "guaranteed investment contracts", neither the fund nor its units are in fact guaranteed, and such investments are subject to claims of creditors of the GICs issuer.

        Merrill Lynch Global Allocation Fund (Balanced): This fund seeks high total return from a globally oriented portfolio of equity, debt and money market securities. The account balance increases with earnings, and fluctuates as a result of realized and unrealized gains and losses. Due to the nature of this account, contributions invested in it are not guaranteed as to principal or investment income.

        Merrill Lynch Growth Fund for Investment & Retirement (Managed Equity):
This fund seeks to invest primarily in securities which fund management believes are undervalued. Undervalued securities are securities which either are selling at a discount from per-share book

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

value, have dividend yields greater than the stock market average or seem capable of recovering from situations that caused the companies to become temporarily out of favor. The account balance increases with earnings and fluctuates as a result of realized and unrealized gains and losses. Due to the nature of this account, contributions invested in it are not guaranteed as to principal or investment income.

        Merrill Lynch Institutional Fund (U.S. Government): This fund invests in high quality short-term "money market" instruments such as those issued by the U.S. Government, government agencies and instrumentalities, banks and corporations. The fund seeks to maintain a consistent one dollar per share net asset value, although this cannot be assured.

        Merrill Lynch Equity Index Trust (Indexed Equity): This fund is a collective trust maintained by Merrill Lynch Trust Company, therefore the funds are commingled with other Merrill Lynch funds. The fund seeks to approximate the total return of the Standard & Poor's 500 Composite Stock Fund Index. The account balance increases with earnings, and fluctuates as a result of realized and unrealized gains and losses. Due to the nature of this account, contributions invested in it are not guaranteed as to principal or investment income.

        The Warnaco Group, Inc. Common Stock Fund: This fund offers employees an opportunity to share in the ownership of the Company with the potential for capital appreciation. This fund also invests in common stock of Authentic Fitness Corporation. The account balance increases with dividends and fluctuates as a result of realized and unrealized gains and losses. Due to the nature of this account, contributions invested in it are not guaranteed as to principal or investment income.

Participants may allocate investment balances to the funds in any combination as long as each investment is made in even multiples of 10% of the participant's fund balance.

Distributions and Withdrawals

Upon termination of service from death, disability or retirement, vested benefits due to the participants or their beneficiaries will be paid in a lump sum, in installments or as an annuity. Participants may withdraw their vested account balance upon termination of employment. The Plan also allows for hardship withdrawals under certain circumstances.

Benefit obligations for persons who have withdrawn from participation in the Plan but had not yet been paid as of the Plan year end were $260,782 and $626,051 as of December 31, 1996 and 1995, respectively. These amounts are reflected as liabilities in the Plan's Form 5500.

As provided in the Plan, forfeitures by participants of Company contributions and earnings

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

thereon during any calendar month are applied as an offset to future Company contributions payable under the Plan. Company contributions forfeited by participants amounted to approximately $46,648 and $4,133 for the Plan Years 1996 and 1995, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting & Use of Estimates

The Plan's financial statements are prepared on the accrual basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates.

Investment Valuation

Investment advisors are used to manage the Plan's investments.

Net investment income of the Plan includes interest and dividend income and net appreciation (depreciation) in the fair value of the Plan's investments.

Administrative expenses of the Plan are paid by the Plan.

Plan investments other than insurance contracts are stated at fair value and are determined based upon quoted market prices. Insurance company contracts are deposit administration contracts valued at contract value, and are subject to interest penalty for early withdrawal. Contract value, which approximates fair value, represents contributions made under the contract, plus interest at rates determined by the individual contracts. Transactions in individual securities are accounted for on the trade date basis.

The Plan accounts for the changes in the difference between the fair value and the cost of investments as unrealized appreciation (depreciation) in the aggregate fair value of investments. Realized appreciation (depreciation) in the aggregate fair value of investments is the difference between the proceeds received and the average cost of investments sold. The primary function of the distribution account is to account for the monies transferred from each of the six other funds to pay benefits owed to participants.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Plan termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of a termination of the Plan, all interests of participants become fully vested and the GICs shall continue until all participants' accounts have been completely distributed to the participants or their designated beneficiaries in accordance with the Plan.

3.      INCOME TAX STATUS

The Plan received a determination letter, dated March 12, 1996, that it met the qualification requirements of Section 401(a) of the Internal Revenue Code and that the Plan is exempt from federal income taxation under Section 501(a) of the Code. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes is made in the accompanying financial statements.

4.      RELATED PARTY TRANSACTIONS

The assets of the Plan are managed by Merrill Lynch, the trustee as defined by the Plan, and therefore these investments qualify as party-in-interest.

The Plan held 64,108 and 53,275 shares of common stock of the Company at December 31, 1996 and 1995, respectively. The cost of such shares was $1,509,458 and $1,169,756 with a fair market value of $1,903,477 and $1,331,858 at December 31, 1996 and 1995, respectively. In addition, the Plan owned 10,443 and 14,094 shares of common stock of the Authentic Fitness Corporation ("Authentic Fitness") at December 31, 1996 and 1995. The cost of such shares was $177,975 and $239,900 with a fair market value of $125,442 and $292,441 at December 31, 1996 and 1995. Certain officers and directors of Authentic Fitness are also officers and directors of the Company.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.      INVESTMENTS

The statement of changes in net assets available for benefits of each of the investment funds, by investment option, for the periods ended January 1, 1996 to December 31, 1996 and July 1, 1995 to December 31, 1995 is summarized as follows (in thousands of dollars):

                                                               JANUARY 1, 1996 TO DECEMBER 31, 1996
                                                               ------------------------------------
                                              A           B          C         D          E           F           G        Total
                                            --------   --------   --------   -------    --------   --------    ------    --------
Additions to net assets attributed to:
Employee contributions                      $    746   $    440   $    702   $   405    $    504   $    389    $    2    $  3,188
Employer contributions                            48         28         35        32          26        174        (2)        341
Interest and dividend income                     731        426        293       195        --           19         5       1,669
Net appreciation (depreciation) in
fair value of investments                       --          192        541      --           788        208      --         1,729
                                            --------   --------   --------   -------    --------   --------    ------    --------
     Total additions                        $  1,525   $  1,086   $  1,571   $   632    $  1,318   $    790    $    5    $  6,927

Deductions from net assets attributed to:
Benefit payments and participant
   withdrawals                                 4,089        461        520       987         539        271        19       6,886
Administrative fees                               48         14         14         8          16          8         8         116
                                            --------   --------   --------   -------    --------   --------    ------    --------
     Total deductions                          4,137        475        534       995         555        279        27       7,002

Interfund transfers - net                       (271)       (87)       346      --           118       (106)     --          --
                                            --------   --------   --------   -------    --------   --------    ------    --------

(Decrease) increase in  net assets
   available for benefits                     (2,883)       524      1,383      (363)        881        405       (22)        (75)
Net assets available for benefits:
  Beginning of period                         13,623      3,807      2,592     3,822       3,495      1,624        11      28,974
                                            --------   --------   --------   -------    --------   --------    ------    --------

  End of period                             $ 10,740   $  4,331   $  3,975   $ 3,459    $  4,376   $  2,029    $  (11)   $ 28,899
                                            ========   ========   ========   =======    ========   ========    ======    ========


                                                                  JULY 1, 1995 TO DECEMBER 31, 1995
                                                                  ---------------------------------
                                               A          B         C           D          E          F           G       Total
                                            --------   --------   -------    --------    --------   --------   ------    --------
Additions to net assets attributed to:
Employee contributions                      $    407   $    223   $   200    $    262    $    193   $    113   $   (2)   $  1,396
Employer contributions                            30         15        16          21          14         10        2         108
Interest and dividend income                     476        260       230         112           1          3     --         1,082
Net appreciation (depreciation) in
  fair value of investments                     --          146       (26)       --           416        204     --           740
                                            --------   --------   -------    --------    --------   --------   ------    --------
     Total additions                             913        644       420         395         624        330     --         3,326

Deductions from net assets attributed to:
Benefit payments and participant
   withdrawals                                 1,145        441        57         454         131         40     --         2,268
Administrative fees                                8          3         2           3           3          1      (11)          9
                                            --------   --------   -------    --------    --------   --------   ------    --------
     Total deductions                          1,153        444        59         457         134         41      (11)      2,277

Interfund transfers - net                     (1,101)      (296)    1,351      (1,068)        412        702     --          --
Transfer from Warnaco Employee
  Savings Plan and Olga Company

  Employee Profit Sharing Plan                14,964      3,903       880       4,952       2,593        633     --        27,925
                                            --------   --------   -------    --------    --------   --------   ------    --------

(Decrease) increase in  net assets
  available for benefits                      13,623      3,807     2,592       3,822       3,495      1,624       11      28,974
Net assets available for benefits:
  Beginning of period                           --         --        --          --          --         --       --          --
                                            --------   --------   -------    --------    --------   --------   ------    --------

  End of period                             $ 13,623   $  3,807   $ 2,592    $  3,822    $  3,495   $  1,624   $   11    $ 28,974
                                            ========   ========   =======    ========    ========   ========   ======    ========

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



A- Travelers Fixed Income Fund
B- Merrill Lynch Global Allocation Fund                       E- Merrill Lynch Equity Index Trust
C- Merrill Lynch Growth Fund for Investment & Retirement      F- The Warnaco Group, Inc. Common Stock Fund
D- Merrill Lynch Institutional Fund                           G- Cash and Distribution Account

The net appreciation (depreciation) in fair value of investments is as follows:

                                                                       For the period
                                                                    Jan 1 to       July 1 to
                                                                  Dec 31, 1996   Dec 31, 1995
                                                                  ------------   ------------
Investments at fair value as determined by quoted market price
   Common Stock                                                       207,822        204,266
   Mutual Funds                                                     1,521,208        536,441

The realized gains on sales of investments were $279,271 and $149,176 for the periods ended December 31, 1996 and 1995, respectively.

                                                                      Schedule I

                            THE WARNACO GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

                  Schedule of Assets Held for Investment Purposes
                                    Item 27a
                               December 31, 1996

                                                                                   Unit                            Current
Identity of Issuer                   Description of Investment                    Value            Cost             Value
-----------------------------------  ----------------------------------------   -----------   ---------------   --------------

Merrill Lynch Institutional Fund     Money market mutual fund                        $1.00        $3,459,559       $3,459,366

Merrill Lynch Equity Index Trust     Mutual Fund  investing in securities            49.16         3,197,537        4,376,549
                                      of the S&P 500

Travelers Fixed Income Fund          Insurance company contracts paying a
                                      fixed rate of return of approximately 6.4%      1.00        10,739,689       10,739,689

Merrill Lynch Global Allocation      International mutual fund                       14.55         4,055,944        4,331,075
 Fund

The Warnaco Group, Inc. Common       Common stock of Plan sponsor                    27.22         1,687,433        2,028,918
 Stock Fund

Merrill Lynch Growth Fund for        Growth oriented mutual fund
 Investment & Retirement                                                             26.13         3,484,587        3,975,509

Cash                                                                                  1.00           (11,621)         (11,621)
                                                                                              ---------------   --------------

                                                                                                 $26,613,128      $28,899,485
                                                                                              ===============   ==============

                                                                     Schedule II

                             THE WARNACO GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                       Schedule of Reportable Transactions*
                                    Item 27d
                          Year ended December 31, 1996

                                                                  Number of      Purchase       Number       Selling
        Party Involved               Description of Asset         Purchases       Price        of Sales       Price
------------------------------  ------------------------------    ---------     ----------     --------     ----------

Merrill Lynch Institutional     Money market mutual fund             116        $1,352,225        174       $1,023,278
  Fund

Merrill Lynch Equity Index      Mutual Fund investing in             128         1,056,162        169          620,367
  Trust                           securities of the S&P 500

Travelers Fixed Income Fund     Insurance company contracts          214         4,281,977        226        4,474,426
                                  paying a fixed rate of return

Merrill Lynch Fund for          Growth oriented mutual fund          153         1,807,669        165          594,048
  Investment & Retirement         and Retirement

Merrill Lynch Global            International mutual fund            124         1,303,380        163          703,547
  Allocation Fund

                                                Value on
                                 Cost of       Transaction     Net Gain/
        Party Involved            Asset           Date          (Loss)
------------------------------  ----------     -----------     ---------
Merrill Lynch Institutional     $1,023,280     $ 1,023,278     $     (2)
  Fund

Merrill Lynch Equity Index         495,057         620,367      125,310
  Trust

Travelers Fixed Income Fund      4,474,426       4,474,426           --

Merrill Lynch Fund for             539,778         594,048       54,270
  Investment & Retirement

Merrill Lynch Global               653,701         703,547       49,846
  Allocation Fund


* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1995 as defined in Section 2520.103-6 of the Department of Labor Rules & Regulations for Reporting & Disclosure under ERISA.